January 30, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, DC
USA 20549-7010

Attention: H. Roger Schwall

Dear Sirs:

Re:	Regalito Copper Corp.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed April 13, 2005
File No. 1-32175

The following is in response to your comment letter dated December 16, 2005. Please find enclosed:

(a)	Amended Form 20F; and
(b)	audited financial statements of the Company for the Year Ended December 31, 2004.

We have not enclosed a blacklined copy of the Form 20F. There are only two revisions made to the document:

(1)	we have added the word “Amended” on the front cover; and
(2)	we have removed the word “significant” as referred to below.

We have used your heading and numbering system in this response letter.

Changes in Internal Control Over Financial Reporting, page 71

1.	The word “significant” has been removed from this paragraph.

Item 17 – Financial Statements

2.	The attached financial statements have the required signed report. The EDGAR filing now contains this new page.

Engineering Comments

3.	The requested maps are included in the enclosed Amended Form 20-F. They are also included in the EDGAR filing being made concurrently with the delivery of the enclosed material.

1550 – 625 Howe Street, Vancouver, BC V6C 2T6 Canada
Tel: (604) 687-0407     Fax: (604) 687-7041     www.regalitocopper.com

Acknowledgment

In connection with the above filing, we acknowledge that:

(1)	we are responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

REGALITO COPPER CORP.

“Sandra Lim”(signed)

Sandra Lim
Chief Financial Officer

1550 – 625 Howe Street, Vancouver, BC V6C 2T6 Canada
Tel: (604) 687-0407     Fax: (604) 687-7041     www.regalitocopper.com